METALLA REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER OF FISCAL 2018

FOR IMMEDIATE RELEASE	Toronto CSE: MTA
OTCQB: EXCFF
April 24, 2018	Frankfurt: X9CP

Vancouver, Canada: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) announces its financial results for the third quarter of fiscal 2018. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the nine months ended February 28, 2018, please see the Company's filings on SEDAR or the Company's website (www.metallaroyalty.com).

Brett Heath, President and CEO of Metalla commented, “During the third quarter of fiscal 2018 Metalla received regulatory approval for its common shares to trade as a Tier 1 TSX-V Issuer, appointed two strategic board members, Mr. Alexander Molyneux and Frank L. Hanagarne, Jr., and increased its monthly dividend by 50% effective in June 2018.” Mr. Heath continued, “All of these actions position the Company for our next stage of growth as we seek additional accretive acquisitions that will add value for shareholders and leverage to gold and silver prices.”

THIRD QUARTER FINANCIAL HIGHLIGHTS

During the nine months ended February 28, 2018, the Company:

  shipped and provisionally invoiced 96,543 attributable silver ounces ("oz.") at an average price of US$16.15 per oz. for US$1,559,312 or CAD$1,933,547 (see non-IFRS Financial Measures);

  generated cash margin of US$912,331 (equivalent to CAD$1,131,291) or US$9.45 per attributable silver oz. towards the Company's operating cash flows from the Endeavor silver stream and New Luika Gold Mine stream held by Silverback Ltd. (see non-IFRS Financial Measures);

  held trade receivables of US$727,513 and 35,473 attributable silver oz. as inventory on the reporting date and to be realized in the subsequent quarter;

  provided update on its 2% NSR Joaquin royalty, with expected cash flow as early as calendar year 2019 in the fourth quarter;

  increased production guidance in the range of 450,000 and 500,000 oz. of silver for fiscal year 2018;

  received regulatory approval on its listing application as a Tier 1 TSX-V Issuer and, effective February 2, 2018, its common shares began to trade;

  declared and paid a monthly dividend for January to April 2018 of $0.001 per share to the shareholders of the Company (please see news release dated December 12, 2017 for further information);

  appointed Mr. Alexander Molyneux and Frank L. Hanagarne, Jr. as members of the Board of Directors; and

  increased the monthly dividend rate effective June 2018 to $0.0015 per share to the shareholders of the Company (please see news release dated March 19, 2018 for further information).

QUARTERLY UPDATES ON ROYALTIES AND STREAMS

Endeavor Silver Stream

The Endeavor Mine located in New South Wales, Australia was once the region’s largest zinc, lead, and silver producer. Commissioned in 1983 as the Elura Mine, the site has been operated by CBH Resources since 2003 and was then renamed as the Endeavor Mine. The orebody at the Endeavor Mine has the form of massive vertical pillars, which is similar to others found in the Cobar Basin. Extraction of approximately 30 million tonnes has occurred to date.

Metalla has the right to buy 100% of the silver production up to 20.0 million ounces (6.77 million ounces have been delivered as of April 2018) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, and a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce.

Metalla expects CBH Resources to update its mine plan to be made publicly available in Q2 calendar year 2018.

Joaquin Project NSR

A 2.0% NSR royalty payable by Pan American Silver Corporation (TSX: PAAS) (“Pan American”) on minerals mined from the concessions which form part of Joaquin Project located in central Santa Cruz Province, Argentina, 145 kilometres from Manantial Espejo silver-gold mine owned by Pan American.

Pan American has announced that it finalized a preliminary feasibility study on the La Morocha deposit, which is part of Joaquin Project. The study recommends the development of the La Morocha deposit as an underground mine, with processing to occur at Pan American's Manantial Espejo mill. Pan American's Board of Directors has approved a capital investment of approximately US$37.8 million to construct the La Morocha underground mine and obtained authorizations to initiate construction on the mining project. Pan American filed a technical report(1) pursuant to National Instrument 43-101 - Standards of Disclosure for Mining Projects and filed on SEDAR (www.sedar.com). The technical report outlines initial 474,000 tonnes of probable reserves at 721 parts per million (“ppm”) Ag and 0.41 ppm Au, representing contained metal of 11 million oz. Ag and 6,300 oz. Au to be targeted during the first three years of the mine plan (please see Pan American’s news release dated January 31, 2018 for further information). Pan American has given guidance that production should start in Q4 of calendar year 2019.

(1) https://www.panamericansilver.com/wp-content/uploads/2018/01/Joaquin-2018-technical-report.pdf

Zaruma Gold Mine NSR

A 1.5% NSR royalty payable by Core Gold Inc. (TSXV: CGLD) (“Core Gold”, formerly Dynasty Metals & Mining) on minerals mined from the Zaruma gold mine located in the Zaruma-Portovelo Mining District of southern Ecuador, 3 kilometers north of the town of Zaruma. Between the years 2012 and 2014, the Zaruma mine produced 72,430 oz. of gold and 152,292 oz. of silver. The Zaruma gold mine is estimated to contain a measured and indicated resource of 2.62 million tonnes with an average gold grade of 12.97 grams per tonne (“g/t”) and an inferred resource of 3.7 million tonnes with an average grade of 12.2 g/t (totaling approximately 1.094 million oz. of gold) in a technical report(2) pursuant to National Instrument 43- 101 - Standards of Disclosure for Mining Projects and filed on September 17, 2014.

Core Gold announced it has signed a term sheet with Investa Bank S.A (“Investa”) to arrange a debt facility for up to US$15 million. Core Gold’s current loan outstanding to Vertex Managed Value Portfolio and Vertex Enhanced Income Fund (together as “Vertex”) may be restructured as part of the proposed facility with Investa. Core Gold is still in the process of closing the proposed loan facility with the last update on January 19, 2018. Metalla believes that if completed, this would allow Core Gold the ability to restart operations at Zaruma during calendar year 2018. Metalla has received royalty payments from Core Gold on production that occurred between 2012 and 2014 from the judgement it acquired as part of the Coeur transaction.

(2) https://www.coregoldinc.com/assets/docs/reports/2014-09-18-Zaruma-Independent-Preliminary-Assessment.pdf

Hoyle Pond Extension NSR

A 2.0% NSR royalty payable by Goldcorp Inc. (TSX: G) (“Goldcorp”) on the Hoyle Pond Extension Royalties which are located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. Au exemption on the leased mining rights. Currently, there are no publicly disclosed reserves/resources on the extension property. In Goldcorp’s 2017 Mineral Reserves and Mineral Resources estimates update(3) (please see Goldcorp’s news release dated October 25, 2017), Goldcorp stated that reserve replacement for the Porcupine camp will be focused on the down plunge extension at Hoyle Pond. Metalla is expecting a significant amount of drilling to take place in calendar year 2018 on the extension property with the potential to be able to quantify reserves/resources in calendar year 2019.

(3) https://www.goldcorp.com/English/investors/news-releases/default.aspx#2017#Goldcorp-reports-2017-reserve-and-resource-estimates-and-provides-exploration-update

Mirado Mine Royalty

A 1.0% NSR royalty payable by Orefinders Resources Inc. (TSXV: ORX) (“Orefinders”) on its Mirado Mine located to the southeast of Kirkland Lake, Ontario within the prolific gold producing Abitibi Greenstone Belt. Orefinders has filed on SEDAR its Preliminary Economic Assessment(4) (“PEA”) of the South Zone Open Pit, a part of the Mirado project.

This PEA considers only production from a specific area which encompasses approximately five percent of Orefinders’ Mirado project. The mineral resource contemplated within this PEA for mining is within the South Zone’s Open Pit and is near surface mineralization which can be economically mined within a relatively short time frame and without the use of an on-site processing or tailings facility. This PEA’s economics indicate this project has an after-tax internal rate of return (“IRR”) of 158% and a pre-tax undiscounted cash flow of $30.8 million and a post-tax net present value of $20.5 million at a 5% discount rate. Payback period on capital cost is reported at 7 months. These estimates are based on an average gold price of US$1,300 per ounce and an exchange rate of US$0.76/C$1.00.

(4) http://www.orefinders.ca/march-1-2018/

Qualified Person

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in “National Instrument 43-101 Standards of disclosure for mineral projects”.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at www.metallaroyalty.com

Contact Information

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the ‘‘U.S. Securities Act’’), or any state securities laws, and may not be offered or sold in the United States, or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S of the U.S. Securities Act) unless pursuant to an exemption therefrom. This press release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, continued ramp-up at the Endeavor Mine, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other productionbase interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading “Risk Factors” in the Management's Discussion and Analysis of the Company dated January 23, 2018 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

Non-IFRS Financial Measures

The items marked with a "(1)" are alternative performance measures and readers should refer to non-international financial reporting standards (“IFRS”) financial measures in the Company's Management's Discussion and Analysis for the nine months ended February 28, 2018 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including average cash cost per ounce of attributable silver, average realized price per ounce of attributable silver, and cash margin. Average cost per ounce of attributable silver is calculated by dividing the cash cost of sales, plus applicable selling charges, by the attributable ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash margin is calculated by subtracting the average cash cost per ounce of attributable silver from the average realized price per ounce of attributable silver. The Company presents cash margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.